FOSTER'S
GROUP

07027321

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice"

Released: 17 September 2007

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

10/17

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	10 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Maxwell Gilbert Ould	Ould Superannuation Fund	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	17 September 2007	17 September 2007	N/A
No. of securities held prior to change	4,855	28,840	18,787
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	Nil	2	Nil
Number disposed	2	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6.32	$6.32	N/A
No. of securities held after change	4,853	28,842	18,787 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	Off-market trade	Off-market trade	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated - 17 September 2007

END